Mail Stop 4561
									January 27, 2006

Mr. Xi Qun Yu
Chief Executive Officer
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 333-101167

Dear Mr. Yu:

      We have reviewed your response letter dated January 5, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your reference to "our prior accountant" in your responses to prior comments 1 and 4. Please tell us whether you have changed your certifying accountant, and if so, please file an Item 4.01
Form
8-K with all required disclosures.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 13.  Exhibits and Reports on Form 8-K, page 30

2. Refer to prior comment 3. We note that your Form 10-KSB/A filed
December 12, 2005 does not include section 302 or 906 certifications.
These certifications are required to be filed with all amendments. Please file an amended Form 10-KSB that includes these certifications.


Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 6.  Exhibits and Reports on Form 8-K, page 19

3. Refer to prior comment 5. Please revise the certifications filed as exhibits 31.1 and 31.2 to conform to the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Specifically, please revise the reference to the rules defining disclosure controls and procedures in the introduction to paragraph 4 from "13a-15d-15(e) and
15d-15(e)" to "13a-15(e) and 15d-15(e)" and replace the phrase "fourth fiscal quarter" in paragraph 4(c) with "most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report)."

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Xi Qun Yu
China Education Alliance, Inc.
January 27, 2006
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